Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – ERNST & YOUNG LLP

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Emmis Communications Corporation and Emmis Operating Company for the registration of $375 million 6 7/8% Senior Subordinated Notes due 2012 and to the incorporation by reference therein of our report dated April 14, 2004 (except for Note 15 as to which the date is May 10, 2004), with respect to the consolidated financial statements of Emmis Communications Corporation and Emmis Operating Company included in their Annual Report (Form 10-K) for the year ended February 29, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Indianapolis, Indiana
June 21, 2004